June 9, 2014

TO THE SHAREHOLDERS OF
DORIAN LPG LTD.

Enclosed are a Notice of the 2014 Annual Meeting of Shareholders (the "Meeting") of Dorian LPG Ltd. (the "Company") which will be held at the offices of Seward & Kissel LLP, 1 Battery Park Plaza, New York, New York on June 30, 2014 at 11:30 a.m. local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect three Class A Directors to serve until the 2017 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending March 31, 2015 ("Proposal Two"); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Theodore B. Young

Theodore B. Young
Chief Financial Officer

DORIAN LPG LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2014

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Dorian LPG Ltd. (the "Company") will be held at the offices of Seward & Kissel LLP, 1 Battery Park Plaza, New York, New York on June 30, 2014 at 11:30 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect three Class A Directors to serve until the 2017 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending March 31, 2015 ("Proposal Two"); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on June 2, 2014 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

/s/ Theodore B. Young

Theodore B. Young
Chief Financial Officer

June 9, 2014
Stamford, Connecticut

DORIAN LPG LTD.
______________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2014
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Dorian LPG Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, 1 Battery Park Plaza, New York, New York on June 30, 2014 at 11:30 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about June 9, 2014.

VOTING RIGHTS AND OUTSTANDING SHARES

On June 2, 2014 (the "Record Date"), the Company had outstanding 57,128,494 shares of common stock, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  Shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "LPG."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 27 Signal Road, Stamford, Connecticut 06902, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has nine directors on the board of directors, which is divided into three classes.  As provided in the Company's Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of three Class A Directors expires at the Meeting.  The board of directors has nominated Nigel D. Widdowson, Thomas J. Coleman and Eric Fabrikant, each of whom is a current Class A Director, for election as directors whose terms would expire at the Company's 2017 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company's Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position

Nigel D. Widdowson	68	Class A Director

Thomas J. Coleman	48	Class A Director

Eric Fabrikant	33	Class A Director

Nigel D. Widdowson has served as a director of the Board since the Company's inception in July 2013 and a member of the management committee of Dorian LPG (USA). Since 2002, Mr. Widdowson's focus has been on strategy development, market analysis, and managing relationships with key customers focusing on the LPG market. Mr. Widdowson is also currently a Director of Eagle Ocean Transport. Mr. Widdowson has spent over 40 years in tanker chartering and arranging for the sale and purchase of vessels operating for entities located in London and New York.

Thomas J. Coleman has served as a director of the Board since September 2013. Mr. Coleman has served as co-Founder and co-President of Kensico Capital Management Corporation (Kensico) since 2000. Mr. Coleman is also the co-principal of each of Kensico's affiliates. Prior to working with Kensico and its affiliates, Mr. Coleman was employed by Halo Capital Partners. Prior to his employment at Halo, Mr. Coleman founded and served as Chief Executive Officer and a director of PTI Holding Inc. from 1990 until 1995. From October 2012 until January 2014, Mr. Coleman served as a director of WebMD. From February 2011 until its sale in January 2012, Mr. Coleman served as a director of Tekelec, a publicly traded global provider of core network solutions.

Eric Fabrikant has served as a director of the Board since July 2013. Mr. Fabrikant has been Vice President of SEACOR Holdings Inc. since May 2009. Mr. Fabrikant has been President of SEACOR Environmental Services Inc. since January 2011. Since January 2008 he served as Vice President of SEACOR Commodity Trading LLC, working to support the company in all administrative aspects of its development while seeking opportunities to develop other areas of business for SEACOR Holdings Inc. and its subsidiaries. He serves as Chief Executive Officer and director of Seabulk Tankers, Inc. and Seabulk Towing, Inc. In addition, Mr. Fabrikant holds various positions in other SEACOR Holdings Inc. subsidiaries including Chief Executive Officer and President. Mr. Fabrikant was Treasurer of Nabors Industries until the end of 2007. Mr. Fabrikant graduated from Georgetown University (B.S. Finance) in 2002.

Required Vote.  Approval of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending March 31, 2015.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF Deloitte Hadjipavlou Sofianos & Cambanis S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2015.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The board of directors may retain the services of a professional proxy solicitation service for soliciting proxies.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Theodore B. Young

Theodore B. Young
Chief Financial Officer

June 9, 2014
Stamford, Connecticut